NEWS RELEASE DATED JULY 30, 2001                                    EXHIBIT 99.1
--------------------------------------------------------------------------------

                                                                   NEWS FROM UTI

Contacts:

Lawrence R. Samuels                           Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                       PondelWilkinson MS&L
UTi Worldwide Inc.                            310.207.9300
310.604.3311                                  investor@pondel.com


            UTi WORLDWIDE PROVIDES OUTLOOK FOR FISCAL SECOND QUARTER

Rancho Dominguez, California - July 30, 2001 - In light of the industry-wide impact from lower worldwide airfreight shipment volumes and continuing weakness in currency exchange rates, UTi Worldwide Inc. (NasdaqNM:UTIW), today said that, based on the company's initial results for the first two months of the second fiscal quarter ending July 31, 2001, it expects net revenue growth to slow to a rate of 1% to 5% over the corresponding quarter last year.

Net revenues are anticipated to range between $76 million to $79 million, and net income is expected to be between $5.1 million and $5.6 million for the second quarter of the current fiscal year, or $0.20 to $0.22 per diluted share. This compares with $4.8 million in net income reported in the second fiscal quarter last year, equal to $0.24 per diluted share. The company noted that the number of shares outstanding increased significantly as a result of its U.S. initial public offering in November 2000.

"Consistent with other freight forwarding and logistics companies, our growth objectives are being adversely impacted by the global economic slowdown and weak freight markets. At the same time, our preliminary results for the current quarter demonstrate our success in gaining new customers around the world, and we are encouraged by increasing ocean shipments from all geographic segments," said Roger I. MacFarlane, UTi's chief executive officer. "Our results, however, are also being offset by declining currencies, especially the Euro, relative to the U.S. dollar. On a constant currency basis, we anticipate that net revenue for the second fiscal quarter will increase at a double-digit percentage rate compared with the corresponding quarter last year."

To mitigate the impact of these weaker market conditions, the company said it further tightened the ongoing cost control measures initiated earlier this year when it began to see declining economic trends. "We instituted very tight controls on discretionary spending and continue to adjust our cost structure, including head count, to match expenses to revenue in light of current conditions. In keeping with the benefits of a variable cost structure, we are continuing the process of reducing transportation costs with our carriers. As a result of these aggressive cost reduction actions, we expect to report improving yields and operating margins for the second fiscal quarter compared with the corresponding prior-year period," said MacFarlane.

"As we predicted, these are tough economic conditions to manage. We continue to emphasize customer support and service and we commend the dedication and commitment of our employees who are on the front lines with our customers, working hard to strengthen relationships and to find new business opportunities wherever possible. Despite these efforts, we are seeing an adverse effect in our anticipated rate of growth in airfreight as a consequence of our customers' focus on minimizing transportation expenses."

The company said it expects to announce financial results for the second fiscal quarter ending July 31, 2001, before the market opens on September 5.

NEWS RELEASE DATED JULY 30, 2001                                    EXHIBIT 99.1
--------------------------------------------------------------------------------

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call on Tuesday, July 31, at 6:00 a.m. PDT (9:00 a.m. EDT) to discuss the company's outlook for the second fiscal quarter. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.streetfusion.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 6:00 p.m. PDT, Tuesday, August 14 at both Web sites. A telephonic playback of the conference call also will be available from approximately 8:00 a.m. PDT, Tuesday, July 31, through 6:00 p.m. PDT, Tuesday, August 6, by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No.19460204.

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its ability to realize operating margin gains and improved yields, expectations regarding revenue levels, the company's ability to benefit from on-going cost control efforts, the company's focus on gaining market share, and any other statements, which are not historical facts. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      -2-